March 20, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Taylor Beech
Division of Corporation Finance

Re:	Gamer Pakistan Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
CIK No. 0001948884

Dear Ms. Taylor:

On behalf of our client, Gamer Pakistan Inc. (the “Company”), we are confidentially submitting via EDGAR for nonpublic review the accompanying Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Registration Statement”) as originally submitted to the Securities and Exchange Commission (the “SEC”) on March 8, 2023. Amendment No. 2 includes the signed Report of Independent Registered Public Accounting Firm.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me by phone at (310) 283-1035 or e-mail at etswanson@att.net.

Sincerely,

/s/ Edward T. Swanson Esq.
Edward T. Swanson, Esq.

cc:	James Knopf, Chief Executive Officer of the Company (jknopf24@gmail.com)